UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha ARRK

(Name of Subject Company)

ARRK Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsui Chemicals, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

ARRK Corporation

Attn: Hiroshi Katogi

10F, Tatsuno Minami Hommachi Building,

2-2-9 Minami Hommachi, Chuo-Ku, Osaka-Shi, Osaka 541-0054, Japan

+81-80-3083-5799

(Names, Addresses (including zip code) and Telephone Numbers (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

a) The following documents are attached as exhibits to this Form:

Exhibit Number

99.1*	English translation of a press release dated May 14, 2020 of Mitsui Chemicals, Inc. and ARRK Corporation, entitled “Notice Regarding Simplified Share Exchange to Make ARRK Corporation A Wholly-Owned Subsidiary of Mitsui Chemicals, Inc. and Absorption-Type Merger (Simplified Merger / Short-Form Merger) by Mitsui Chemicals, Inc. of Wholly-Owned Subsidiary MC Investment 01 Corporation.”

99.2*	English translation of the Share Exchange Agreement, dated May 14, 2020 between Mitsui Chemicals, Inc. and ARRK Corporation.

99.3	English translation of the Notice of the 52nd Annual General Meeting of Shareholders of ARRK Corporation, dated June 10, 2020.

99.4	English translation of the Materials for Consideration at Shareholder Meeting: Regarding “Proposal 1: Approval of Share Exchange Agreement between the Company and Mitsui Chemicals, Inc.”, the Provisions of the Articles of Incorporation of Mitsui Chemicals, Inc. and the Content of the Financial Statements of Mitsui Chemicals, Inc. (Attachment)” for the fiscal year ended March 31, 2020, of Mitsui Chemicals, Inc.

*	Previously furnished to the Commission under cover of Form CB on May 15, 2020.

b) Not applicable.

Item 2. Information Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Mitsui Chemicals, Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 15, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsui Chemicals, Inc.

/s/ Osamu Hashimoto
Name: Osamu Hashimoto

Title: President & CEO

Date: June 11, 2020